June 6, 2008

Sarah H. Moore
Chief Financial Officer
The Colonial Bancgroup, Inc.
100 Colonial Bank Blvd.
Montgomery, Alabama 36117

Re:
   Form 10-K for the year ended December 31, 2007
   File No. 001-13508

Dear Ms. Moore:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                               Hugh West
                               Accounting Branch Chief